Exhibit (a)(1)(I)

FOR IMMEDIATE RELEASE

IRIDEX Corporation Announces Final Results of its Tender Offer

Mountain View, Calif., December 14, 2012 — IRIDEX Corporation (Nasdaq: IRIX) announced today the final results of its tender offer to purchase up to 487,500 shares of its common stock at a purchase price of $4.10 per share, which expired at 5:00 p.m., New York City time, on Friday, December 7, 2012.

IRIDEX has accepted for payment an aggregate of 487,500 shares of its common stock, including all “odd lots” properly tendered, at a purchase price of $4.10 per share, for a total cost of approximately $2 million.  These shares represent approximately 5.5 percent of IRIDEX’s currently issued and outstanding shares of common stock.  Based on the final count by Computershare Inc., the depositary for the tender offer, 1,434,527 shares of IRIDEX common stock were properly tendered and not withdrawn (excluding any conditional tenders that were not accepted due to the specified condition not being satisfied).  IRIDEX has been informed by the depositary that, after giving effect to the priority for “odd lots,” the final pro-ration factor is approximately 32.9%.  The depositary will promptly pay for the shares accepted for purchase and will return all other shares tendered.

The tender offer was made pursuant to an Offer to Purchase, dated November 7, 2012, as amended by Amendment No. 1 to the Offer to Purchase, dated November 13, 2012, and Letter of Transmittal, dated November 7, 2012, filed with the Securities and Exchange Commission.

The information agents are The Proxy Advisory Group, LLC and Allen & Caron Inc., and the depositary is Computershare Inc.  For questions and information, please call the information agents toll-free at (888) 740-7130.

Company Contact:	Investor Relations Contact:

Jim Mackaness	Matt Clawson
CFO & COO	Allen & Caron
650-940-4700	949-474-4300
matt@allencaron.com